



Storied Ventures The Storied Team

We're thrilled to be leading Mount's fundraise on WeFunder after following the company for almost two years now. Madi is a Rockstar and a CEO/founder to bet on. It's been incredible (but not surprising) to see the traction that Mount has had with short-term and vacation rentals. The team is making micro-mobility profitable while capitalizing on the rapid growth in the short-term rental market...In fact, I'm actually an Airbnb host that's on the Mount waitlist! This round of funding will enable Mount to really take off.

Invested $2,000 this round